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================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 Amendment No. 2

                                       to

                                 SCHEDULE 13E-4

                          Issuer Tender Offer Statement
                          (Pursuant to Section 13(e)(1)
                     of the Securities Exchange Act of 1934)
                                  CD Radio Inc.
                                (Name of Issuer)

                                  CD Radio Inc.
                      (Name of Person(s) Filing Statement)

                     5% Delayed Convertible Preferred Stock
                         (Title of Class of Securities)

                                      None
                      (CUSIP Number of Class of Securities)

                                 David Margolese
                      Chairman and Chief Executive Officer
                                  CD Radio Inc.
                      Sixth Floor, 1001 - 22nd Street, N.W.
                             Washington, D.C. 20037
                            Telephone (202) 296-6192
            (Name, Address and Telephone Number of Person Authorized
                  to Receive Notices and Commissions on Behalf
                       of the Person(s) Filing Statement)

                                    Copy To:
                               Leonard V. Quigley
                               Mitchell S. Fishman
                    Paul, Weiss, Rifkind, Wharton & Garrison
                           1285 Avenue of the Americas
                            New York, New York 10019
                                (212) 373-3000

                                October 16, 1997
     (Date Tender Offer First Published, Sent or Given to Security Holders)

                            CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
      Transaction Valuation*                       Amount of Filing Fee
         $120,016,756.00                                $24,003.36
--------------------------------------------------------------------------------
*Calculated pursuant to Rule 0-11(b)(2) under the Securities Exchange Act of 1934, based on the book value of the 5% Delayed Convertible Preferred Stock to be received by the Issuer.
[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2)
    and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid:    $35,369.00
Form or Registration No.:  Form S-4
Filing Party:              CD Radio Inc.
Date Filed:                September 2, 1997
================================================================================






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Item 1.  Security and Issuer.

         (a) The issuer to which this Schedule 13E-4 (the "Schedule") relates is CD Radio Inc. (the "Company"), which has its principal executive office located at Sixth Floor, 1001 - 22nd Street, N.W., Washington, D.C. 20037.


         (b) This Schedule relates to an offer (the "Exchange Offer") by the Company to acquire up to all of the outstanding shares (the "Shares") of its 5% Delayed Convertible Preferred Stock (the "5% Preferred Stock") by exchanging up to 1,846,799 shares of its new 10 1/2% Series C Convertible Preferred Stock (the "New Preferred Stock") for the Shares at a rate of one share of New Preferred Stock for each $100 in Exchange Rate Liquidation Preference represented by Shares not previously converted. The "Exchange Rate Liquidation Preference" was the amount determined by dividing the liquidation preference of the Shares being exchanged (including accrued and unpaid dividends on the Shares) by 0.696145. Such exchange was upon the terms and subject to the conditions set forth in the Prospectus dated December 8, 1997 (the "Prospectus") and the related Letter of Transmittal, copies of which are attached to and filed with this Schedule as Exhibits (a)(1) and (a)(2) respectively. As of September 30, 1997, there were 5,222,608 Shares outstanding. In the Exchange Offer, all of the outstanding shares of 5% Preferred Stock were tendered for 1,846,799 shares of the New Preferred Stock.


         (c) The information set forth under the captions "Risk Factors -- Lack of Established Trading Market for New Preferred Stock" and "Market and Trading Information" in the Prospectus is incorporated herein by reference.

         (d) Not applicable.

Item 2.  Source and Amount of Funds or Other Consideration.


         (a) The information set forth on the cover of the Prospectus and under the captions "The Exchange Offer -- Terms of the Exchange" and "Description of Capital Stock -- 10 1/2% Series C Convertible Preferred Stock" in the Prospectus is incorporated herein by reference.


         (b) Not applicable.

Item 3. Purpose of the Tender Offer and Plans or Proposals of the Issuer or Affiliate.


         The information set forth on the cover of the Prospectus and under the captions "The Exchange Offer -- Purpose of the Exchange Offer" in the Prospectus is incorporated herein by reference. Following consummation of the Exchange Offer, all Shares tendered for exchange and not withdrawn were retired.


         (a) The information set forth on the cover of the Prospectus and under the captions "Risk Factors -- Reduced Trading Market for 5% Preferred Stock" and "Financing" in the Prospectus is incorporated herein by reference.


         (b)-(d) None.


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         (e) The information set forth under the captions "Financing,"
"Capitalization," "Description of Series D Preferred Stock," "Description of Certain Indebtedness" and "Description of Capital Stock" in the Prospectus is incorporated herein by reference.


         (f) None.

         (g) The information set forth under the caption "Risk Factors -- Anti-takeover Provisions" in the Prospectus is incorporated herein by reference.

         (h)-(j) None.

Item 4.  Interest in Securities of the Issuer.

         The information set forth under the caption "Description of Capital Stock -- 5% Preferred Stock" in the Prospectus is incorporated herein by reference.

Item 5. Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer's Securities.

         The information set forth under the caption "Principal Stockholders -- Voting Trust Agreement" in the Prospectus is incorporated herein by reference.

Item 6.  Persons Retained, Employed or to be Compensated.

         The information set forth under the caption "The Exchange Offer -- Dealer Manager" in the Prospectus is incorporated herein by reference.

Item 7.  Financial Information.

         (a)(1) The information set forth under Item 8, "Financial Statements and Supplementary Data" of the Company's Annual Report on Form 10-K, as amended by the Annual Report on Form 10-K/A, for the year ended December 31, 1996, attached to this Schedule as Exhibit (g)(1), is incorporated herein by reference.

         (a)(2) The information set forth in pages 1 through 6 of Part I, "Financial Information" of the Company's Quarterly Report on Form 10-Q for the period ended June 30, 1997, attached to this Schedule as Exhibit (g)(2), is incorporated herein by reference.

         (a)(3) The information set forth under the captions "Prospectus Summary -- Summary Consolidated Financial Data" and "Selected Historical Financial Information" in the Prospectus is incorporated herein by reference.

         (a)(4) The book value per share of the Company's Common Stock, par value $.001 per share, as of the end of the fiscal year ended December 31, 1996 and as of June 30, 1997 was $0.48 and $1.19 respectively.


         (a)(5) The information set forth in pages 1 through 6 of Part I, "Financial Information" of the Company's Quarterly Report on Form 10-Q for the period ended September 30, 1997, attached to this Schedule as Exhibit (g)(3), is incorporated herein by reference.



         (a)(6) The book value per share of the Company's Common Stock, par value $.001 per share, as of the end of the September 30, 1997 was $2.57.




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         (b) The information set forth under the caption "Capitalization" in the
Prospectus is incorporated herein by reference.

Item 8.  Additional Information.

         The information set forth in the entire text of the Prospectus and the related Letter of Transmittal is incorporated herein by reference.

         (a) None.

         (b) None.

         (c) Not applicable.

         (d) None.

         (e) None.

Item 9.  Material to be Filed as Exhibits.


         (a)(1) Prospectus, dated December 8, 1997.


         (a)(2) Form of Letter of Transmittal.

         (a)(3) Form of Notice of Guaranteed Delivery.

         (a)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

         (a)(5) Form of Letter to Clients.

         (a)(6) Press Release dated September 2, 1997.

         (b) None.

         (c) Voting Trust Agreement, dated August 26, 1997, among CD Radio Inc., Darlene Friedland and David Margolese, as Trustee.

         (d) None.

         (e) See Exhibit (a)(1) hereto.

         (f) None.


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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  December 8, 1997


                                        CD RADIO INC.




                                        By: /s/ Andrew J. Greenebaum
                                            ---------------------------
                                            Andrew J. Greenebaum
                                            Executive Vice President and
                                            Chief Financial Officer



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                          STATEMENT OF DIFFERENCES


        The dagger symbol shall be expressed as ..................'D'


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                                  EXHIBIT INDEX

Exhibit
  No.                        Description
-------                      -----------

(a)(1) -- Prospectus, dated December 8, 1997.

(a)(2) -- Form of Letter of Transmittal.

(a)(3) -- Form of Notice of Guaranteed Delivery.

(a)(4) -- Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5) -- Form of Letter to Clients.

(a)(6) -- Press Release dated September 2, 1997.

(c) -- Voting Trust Agreement, dated August 26, 1997, among CD Radio Inc., Darlene Friedland and David Margolese, as Trustee.

(g)(1) -- Item 8 of the Company's Annual Report on Form
          10-K/A for the year ended December 31, 1996.



(g)(2) -- Pages 1 through 6 of Part I of the Company's
          Quarterly Report on Form 10-Q for the period ended
          June 30, 1997.

(g)(3) -- The information set forth in pages 1 through page 6 of Part I, "Financial Information" of the Company's Quarterly Report on Form 10-Q for the period ended September 30, 1997, incorporated herein by reference.*




---------------------
* previously filed






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